Exhibit 99.1

ENTRÉE GOLD UPDATES PRELIMINARY ECONOMIC ASSESSMENT
FOR THE ANN MASON PROJECT

Updated mineral resource estimate, improved mine plan and
metallurgical response are highlighted

Vancouver, B.C., September 9, 2015 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") today announced that it has received the results of an updated Preliminary Economic Assessment (“2015 PEA”) for its 100%-owned Ann Mason copper-molybdenum porphyry deposit in Nevada (“Ann Mason” or the “Project”).

The 2015 PEA incorporates the results of the Company’s recent in-fill drill program and a new resource estimate.  Approximately 95% of the mineralization constrained within the ultimate PEA pit (“Phase 5”) is now classified as either Measured or Indicated resources with the remaining 5% as Inferred resources. The 2015 PEA also includes preliminary results of a detailed metallurgical program, designed to better characterize the metallurgical processes and recoveries in the 2015 PEA and to support a future Pre-Feasibility study.

Similar to the previously reported PEA (“2012 PEA”; filed October 24, 2012), the 2015 PEA envisions an open pit and conventional sulphide flotation milling operation; however, the proposed mill throughput has been increased by 20%, from 100,000 to 120,000 tonnes per day (“tpd”), with a minimal 5% increase in development capital.  The slightly higher capital is offset by a 12.5% increase in average annual copper production, a nearly 10% increase in average annual post-tax free cash flow and a 12% increase in Project net present value (“NPV”) at a 7.5% discount rate.

Greg Crowe, President & CEO of Entrée noted, “The 2015 PEA is a significant step forward for Entrée.  It not only substantiates and enhances the results of the 2012 PEA, it also provides a solid foundation for advancing the Project to the next stages of development. The Ann Mason deposit is located within a historic copper mining district experiencing a resurgence of activity, in one of the most favourable mining jurisdictions in the world.  In terms of project economics, access to infrastructure and desirable locations, the Ann Mason deposit is well situated to meet future demand for copper.”

2015 PEA

Highlights:

•	Base Case* pre-tax NPV (7.5% discount rate) of $1,158 million, internal rate of return (“IRR”) of 15.8%.

•	Base Case* post-tax NPV (7.5% discount rate) of $770 million, IRR of 13.7%.

•	Development capital costs of approximately $1.35 billion, including $103 million contingency.

•	Pre-production development of three years.

•	Mine production for 21 years, followed by four years of reclamation (Life of Mine or “LOM”).

•	Average LOM cash costs (net of by-product sales) pre-tax of $1.49/lb copper (cash cost including tax is $1.74/lb copper) (see Non-U.S. GAAP Performance Measurement below).

•	Average LOM all-in sustaining costs (“AISC”) (net of by-product sales) pre-tax of $1.57/lb copper (AISC including tax is $1.81/lb copper) (see Non-U.S. GAAP Performance Measurement below).

•	Net average pre-tax undiscounted cash flow over Years 1 to 21 of approximately $298 million per year (and post-tax of $238 million per year).

•	LOM payable production of approximately:

o	5.1 billion pounds of copper,

o	46 million pounds of molybdenum,

o	0.4 million ounces of gold, and

o	8.8 million ounces of silver.

•	Average annual payable production of approximately:

o	241 million pounds of copper,

o	2.2 million pounds of molybdenum,

o	20,000 ounces of gold, and

o	421,000 ounces of silver.

•	Strip ratio of 2.01:1 waste to mineralized material (including pre-strip).

•	LOM average copper recovery of 92%.

•	Copper concentrate grading 30% with no penalty elements identified.

*Base Case uses $3.00/lb copper, $11/lb molybdenum, $1,200/oz gold, $20/oz silver.

The 2015 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2015 PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Base Case discounted cash flows in the 2015 PEA are provided both pre-tax and post-tax, and are prepared in compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators.  The 2015 PEA was completed by AGP Mining Consultants ("AGP"), an independent Canadian-based engineering firm and the updated mineral resource estimate was prepared by Amec Foster Wheeler Americas Limited (“Amec Foster Wheeler”).  Unless otherwise noted, a reference to “$” in this news release is to United States currency.  Due to rounding, some of the totals in the tables in this news release may not sum exactly.

CHANGES FROM 2012 PEA

The 2015 PEA incorporates a number of optimization enhancements, specifically:

•
An updated mineral resource estimate: A 40-hole in-fill drill program, completed in early 2015, successfully converted a significant amount of Inferred resources to Measured and Indicated, with the overall tonnes and grade remaining similar to that reported in the 2012 PEA.  As a result of this drilling, 95% of the mineral resources constrained within the Phase 5 pit are now classified as either Measured or Indicated resources, with the remaining 5% classified as Inferred resources.

•
An improved mine plan: An increased mill throughput of 120,000 tpd (versus the 2012 PEA’s 100,000 tpd) allows better utilization of the lower grade mill feed resulting in a more logical mining sequence and better mine fleet capital utilization. The capital increase to support the larger throughput is approximately 5% higher than that reported in the 2012 PEA, offset by a 12.5% increase in average annual copper production, a nearly 10% increase in average annual post-tax free cash flow and a 12% increase in Project NPV.

•
Leasing applied to a portion of the mining fleet: Leasing allows some of the upfront capital to be spread throughout the mine life as an operating cost, thereby reducing the initial equipment capital requirements and improving Project cashflow.

•
Improved metallurgical response: A detailed program of metallurgical testwork and geometallurgical definition is underway, using approximately 1,700 kilograms of core from over 500 individual sample locations throughout the main mineralogical domains.  Preliminary results indicate average recoveries and concentrate grades are comparable to those reported in the 2012 PEA, but can be achieved with a simplified reagent scheme and at a coarser primary grind size. The new process parameters will result in significant savings in processing operating costs-per-tonne ($5.13/tonne in the 2012 PEA versus $4.59/tonne in the 2015 PEA).

Table 1 summarizes differences in the economic outputs between the 2012 PEA and the 2015 PEA.

Table 1.  Variance of the 2012 PEA to the 2015 PEA.

Parameter	2012 PEA 100,000 tpd	2015 PEA 120,000 tpd	% Change
Pre-tax IRR	14.8%	15.8%	+6.7%
Pre-tax NPV7.5%	$1,106 M	$1,158 M	+4.7%
Pre-tax Payback	6.4 years	6.4 years	0%
After-tax IRR	12.6%	13.7%	+8.7%
After-tax NPV7.5%	$690 M	$770 M	+11.6%
After-tax Payback	7.1 years	6.9 years	-2.8%
Initial CAPEX (Including contingency)	$1.28 B	$1.35 B	+5.5%
Total CAPEX (Including sustaining and contingency)	$1.85 B	$1.54 B	-16.8%
Average annual copper production	214 M lbs	241 M lbs	+12.6%
LOM Copper Production	5.1 B lbs	5.1 B lbs	0%

Note: The Base Case in both the 2015 PEA and the 2012 PEA use a $3.00/lb copper price and $1,200/oz gold price; however, the 2015 PEA uses lower molybdenum and silver prices of $11.00/lb and $20.00/oz, respectively.  Also, the impact of the 0.4% net smelter returns royalty granted to Sandstorm Gold Ltd. 2013, is reflected in the 2015 PEA.

Table 2 summarizes the metal price sensitivity of the main economic outputs of the 2015 PEA.

Table 2.  Sensitivity of Ann Mason 2015 PEA key financial outputs (Post-Tax).

		Low Case	Base Case	High Case
Copper	$/lb	$2.75	$3.00	$3.25
Molybdenum	$/lb	$9.00	$11.00	$13.00
Silver	$/oz	$15	$20	$25
Gold	$/oz	$1,100	$1,200	$1,300
Post Tax NPV (5%)	$ Million	$815	$1,379	$1,928
Post Tax NPV (7.5%)	$ Million	$339	$770	$1,189
Post Tax NPV (10%)	$ Million	$30	$366	$694
IRR	%	10.3	13.7	16.8
Payback Period	Years	8.7	6.9	5.7
Net Average Annual Free Cash Flow (Post Tax)	$ Million	189	238	287

Note: The Base Case metal prices are based on a review of current analyst consensus reports and recent SEDAR filings for similar reports.

MINING OPERATION

A large open pit mine is envisioned for Ann Mason, involving the development of five pit phases over a three year period of pre-production, plus a 21 year production life, feeding the mill at a rate of 120,000 tpd.  Mining will use conventional rotary drilling, blasting, and loading with large cable shovels and 363-tonne trucks.  The total mill throughput in the 2015 PEA is estimated to be 877 million tonnes (“Mt”), of which 835 Mt at 0.30% copper, 0.005% molybdenum, 0.03 grams per tonne (“g/t”) gold and 0.59 g/t silver are Measured and Indicated material, and 42 Mt at 0.27% copper, 0.005% molybdenum, 0.03 g/t gold and 0.58 g/t silver are Inferred material.  A net value per tonne cut-off was applied to the Lerchs-Grossman (“LG”) shells, which form the basis of the mine plan.  The net value per tonne cut-off incorporates grade and recovery data for the four payable metals (copper, molybdenum, gold and silver) and approximates a 0.145% copper-only cut-off.  The mine plan targets a 20 to 25 year mine life and as such represents a near surface, relatively low strip ratio, subset of the updated mineral resources described below. The high ratio of Measured plus Indicated to Inferred material in the mine plan emphasizes the high confidence of the resource base used for the 2015 PEA and limits the amount of additional drilling required prior to proceeding to a Pre-Feasibility level.

Some material previously categorized as waste has now been upgraded to mill feed, as a result of the recent drilling and the new resource model.  The LOM waste to mineralization strip ratio is now 2.01:1 (including pre-strip) compared to 2.16:1 in the 2012 PEA. Pit slopes are variable depending on the geotechnical parameters of the rock types and range from 50 degrees in the overlying volcanic rocks, to 37 degrees in rocks that host the porphyry mineralization.

UPDATED MINERAL RESOURCE ESTIMATE

Entrée has completed an updated mineral resource estimate for the Ann Mason deposit, which includes the first reported Measured resources for the deposit and converts a large percentage of the previously reported Inferred mineralization to both Indicated and Measured categories.  The overall mineral resource estimate is pit-constrained (see discussion below) and is classified as approximately 20% Measured, 49% Indicated (69% Measured plus Indicated) and 31% Inferred resources. The “near-surface” portion of this mineral resource forms the basis of the 2015 PEA and is constrained by the Phase 5 Pit.  Mineral resources within the Phase 5 pit are now classified 44% as Measured and 51% as Indicated (95% as Measured plus Indicated) with only 5% remaining as Inferred.

Highlights:

•	Updated Mineral Resource Estimate (0.2% Copper Cut-off):

o	Measured Resources – 412 million tonnes averaging 0.33% copper, containing approximately 3.04 billion pounds of copper

o	Indicated Resources – 988 million tonnes averaging 0.31% copper, containing approximately 6.85 billion pounds of copper

o	Measured plus Indicated Resources – 1,400 million tonnes averaging 0.32% copper, containing approximately 9.89 billion pounds of copper

o	Inferred Resources – 623 million tonnes averaging 0.29% copper, containing approximately 3.99 billion pounds of copper

•
The overall size and grade of the deposit has not changed significantly from the last reported resource estimate (refer to news release dated October 24, 2012).  The recent in-fill drilling program was primarily restricted to the Phase 5 pit and was focussed on converting Inferred resources to Measured and Indicated categories.  As a result, mineralization still remains open in several directions.

•	By-product molybdenum, gold and silver were also estimated and are reported in Table 3 below.

Greg Crowe, President and CEO of Entrée commented, “Our latest drilling program has fulfilled its primary objective of upgrading the classification of the Ann Mason resources in Phases 1 to 5 to principally Measured and Indicated categories, an important milestone for Entrée as we continue to de-risk the Project and advance it towards the Pre-Feasibility stage.  With this new estimate in hand, only a small amount of additional drilling is necessary to convert the remaining Inferred mineralization within the Phase 5 pit to Measured and Indicated categories.”

Table 3 shows the updated mineral resources at a range of copper cut-offs.  The 0.2% copper cut-off base case is highlighted.  The effective date of the resource estimate is September 9, 2015 and the resource estimate was prepared by Peter Oshust, P.Geo, Principal Geologist of Amec Foster Wheeler.

Table 3.  Ann Mason Deposit Mineral Resources – September 9, 2015.

Measured Mineral Resources
Cutoff	Tonnage	Grade				Contained Metal
(Cu%)	(Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Cu (Mlb)	Mo (Mlb)	Au (Moz)	Ag (Moz)
0.10	508	0.30	0.006	0.03	0.57	3,367.5	67.2	0.41	9.37
0.15	470	0.32	0.006	0.03	0.60	3,263.7	64.2	0.40	9.08
0.20	412	0.33	0.006	0.03	0.64	3,037.6	58.1	0.37	8.46
0.25	329	0.36	0.007	0.03	0.69	2,621.8	47.8	0.32	7.32
0.30	237	0.40	0.007	0.03	0.76	2,065.6	35.5	0.25	5.76
0.35	153	0.44	0.007	0.04	0.82	1,465.9	23.6	0.18	4.05
Indicated Mineral Resources
Cutoff	Tonnage	Grade				Contained Metal
(Cu%)	(Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Cu (Mlb)	Mo (Mlb)	Au (Moz)	Ag (Moz)
0.10	1,347	0.27	0.006	0.03	0.58	8,051.0	172.2	1.15	25.01
0.15	1,182	0.29	0.006	0.03	0.62	7,608.2	156.3	1.08	23.40
0.20	988	0.31	0.006	0.03	0.66	6,853.3	128.5	0.97	21.00
0.25	730	0.35	0.006	0.03	0.72	5,572.2	95.0	0.77	16.83
0.30	485	0.38	0.006	0.04	0.78	4,089.8	64.1	0.55	12.13
0.35	290	0.42	0.006	0.04	0.84	2,696.1	39.6	0.36	7.84
Measured and Indicated Mineral Resources
Cutoff	Tonnage	Grade				Contained Metal
(Cu%)	(Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Cu (Mlb)	Mo (Mlb)	Au (Moz)	Ag (Moz)
0.10	1,855	0.28	0.006	0.03	0.58	11,418.5	239.4	1.56	34.38
0.15	1,652	0.30	0.006	0.03	0.61	10,871.9	220.6	1.48	32.47
0.20	1,400	0.32	0.006	0.03	0.65	9,890.9	186.6	1.33	29.46
0.25	1,059	0.35	0.006	0.03	0.71	8,194.0	142.8	1.09	24.15
0.30	722	0.39	0.006	0.03	0.77	6,155.4	99.6	0.80	17.90
0.35	442	0.43	0.006	0.04	0.84	4,162.0	63.2	0.53	11.89
Inferred Mineral Resources
Cutoff	Tonnage	Grade				Contained Metal
(Cu%)	(Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Cu (Mlb)	Mo (Mlb)	Au (Moz)	Ag (Moz)
0.10	966	0.24	0.007	0.02	0.54	5,071.7	138.5	0.75	16.85
0.15	781	0.27	0.007	0.03	0.59	4,601.8	118.9	0.66	14.93
0.20	623	0.29	0.007	0.03	0.66	3,987.2	96.2	0.58	13.16
0.25	400	0.33	0.007	0.03	0.71	2,874.1	60.8	0.40	9.14
0.30	217	0.37	0.007	0.03	0.75	1,775.4	33.0	0.23	5.25
0.35	117	0.41	0.007	0.03	0.78	1,065.4	18.1	0.13	2.95

Notes:

1.
Mineral resources are reported within a constraining pit shell developed using Whittle™ software. Assumptions include commodity prices of $3.74/lb for copper, $13.23/lb for molybdenum, $1,495/oz for gold, and $23.58/oz for silver; process recoveries of 92% for copper, 50% for molybdenum, 50% for gold, and 55% for silver; mining cost of $1.09/tonne + $0.02/bench below 1605 metres, $5.82/tonne for processing, and $0.30/tonne for G&A.

2.	Assumptions include 100% mining recovery.

3.	An external dilution factor was not considered during this resource estimation.

4.	Internal dilution within a 20 metre x 20 metre x 15 metre SMU (selective mining unit) was considered.

5.	The 0.4% net smelter returns royalty held by Sandstorm Gold Ltd. was not considered during the preparation of the conceptual pit.

6.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral Resource Estimation - Technical Discussion

The Ann Mason drill hole database was reviewed by Greg Kulla, P.Geo., Principal Geologist of Amec Foster Wheeler.  Mr. Kulla is a Qualified Person for the purposes of NI 43-101 and is independent of the Company.  The Ann Mason drill hole database is comprised of 198 diamond drill holes totalling 106,167 metres of drilling. Of these totals:

•	Entrée drilled 78 holes representing 53% of the metres drilled, including 40 holes as part of the recent in-fill drilling program.

•	Historical operator, Anaconda Copper Mining Company, drilled 104 holes representing 40% of the metres drilled.

•	Historical operators, PacMag Metals Limited and Mount Isa Mines Limited, drilled a total of 16 holes representing 7% of the metres drilled.

Entrée applied a leading-practice QA/QC program consisting of blanks, standards and duplicates and check samples for all samples from their drill programs.  Entrée also implemented a re-assay program of the legacy drill samples following the same QA/QC procedure.  No significant grade biases or transcription errors were identified.  Entrée collected 5,016 wax-coat water immersion specific gravity (“SG”) measurements from Anaconda and Entrée holes.  Checks made at an independent laboratory showed no significant biases in the SG measurements.

Deposit geology, structure, alteration and sulphide zoning have been reinterpreted and modelled based on the integration of all of the historic data with current drilling results.

The mineral resource estimate was prepared by Peter Oshust, P.Geo., Principal Geologist of Amec Foster Wheeler.  Mr. Oshust is a Qualified Person for the purposes of NI 43-101 and is independent of the Company.  The resource estimate was prepared in accordance with the May 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves.  Geological interpretation completed by Company geologists was used as the basis for a three dimensional model created by Amec Foster Wheeler using Leapfrog™ geological modeling software.  Three lithological units were modelled as well as three significant faults.  Analysis of assay data within the lithological models demonstrated no significant lithological control over the grade distribution. A 0.15% grade shell was used as the primary control for the interpolation of copper.

A block model was constructed in Vulcan™ software with block dimensions of 20 metres × 20 metres x 15 metres high.  Copper, gold, silver, and molybdenum grades were interpolated into the blocks by ordinary kriging in three passes.  Blocks were classified based on a combination of factors including the number of holes used for each block and the distance to the nearest composites.  Validation of the estimated block model revealed no significant global or local grade biases.

Outlier analysis was completed on the copper, molybedenum, gold, and silver composites. Capping thresholds with the 0.15% grade shell are as follows: copper, 0.6%; molybdenum, 0.09%; gold, 0.27 g/t; silver, 4.6 g/t. Outlier restrictions were also applied to copper values outside of the 0.15% grade shell.

To assess reasonable prospects for eventual economic extraction, Amec Foster Wheeler assumed that the Ann Mason deposit would be mined utilizing open pit mining methods and conventional flotation recovery methods.

The Whittle™ pit optimiser software was utilized to prepare a conceptual pit design, constrained within property boundaries, with inputs on mining, processing, G&A, transportation and smelting and refining. Preparation of the pit was based on economic and technical assumptions listed below.  These assumptions were used in the 2012 PEA and Amec Foster Wheeler is of the opinion they remain reasonable for supporting the 2015 Ann Mason mineral resource estimate:

•	Metal prices of: $3.74/lb copper, $13.23/lb molybdenum, $1,495/oz gold and $23.58/oz silver.

•	Metallurgical recovery assumptions of 92% for copper, 50% for molybdenum, 50% for gold and 55% for silver.

•	Operating costs of $1.09/tonne for mining (plus $0.02/bench below 1605 metres)*; $5.82/tonne for processing; and $0.30/tonne for G&A.

•	Smelting, refining and transportation costs per tonne concentrate of $80.00, $0.08 and $88.00, respectively.

•	Pit slopes of 52 degrees in the overlying volcanics and 44 degrees in the porphyry units.

•
Mineral resources were tabulated within the pit at a cut-off grade of 0.20% copper.  This is above an operating breakeven cut-off grade (approximately 0.11% copper) that covers mining, process and G&A costs.

*The $1.09/tonne mining cost with $0.02/bench increment is approximately equivalent to $1.20/tonne over the assumed life of mine.

PROCESSING AND METALLURGY

Entrée has retained SGS Minerals Services in Lakefield, Ontario to advance the metallurgy of the Ann Mason deposit to a level suitable for a future Pre-Feasibility study.  AGP is overseeing and interpreting the results of the work on behalf of Entrée.  More than 1,700 kilograms of core and reject samples (502 sample locations) were shipped to SGS to produce composites representing geometallurgical domains and mine production periods, as well as to evaluate variability within the deposit.  The program scope includes a comprehensive grindability study, including JK drop-weight and SMC testing, which will provide input parameters for process modeling of the SAG/ball mill circuit.  Large diameter (PQ) core was provided specifically for grindability testing.  Downstream flowsheet optimization consists of locked cycle flotation testing, a liquid/solid separation study for tailings and concentrate, and final product characterisation. The program is still underway; however sufficient results have been returned to support updated LOM predictions for the 2015 PEA.  The work is expected to be completed during the fourth quarter of 2015.

A summary of results from the locked cycle tests completed to date on the domain composites is presented in Table 4. The first two tests, LCT-1 and LCT-2, were run at a primary grind target of 170 µm.  This target was lowered in LCT-3 and LCT-4 to optimize the copper recovery.  In addition, a rougher scavenger flotation stage was added to further reduce losses to the rougher tailings stream.  The results show very similar metal recoveries as those used in the 2012 PEA; however, the recent flotation testwork has shown that a coarser grind size (P80 155 µm) than previously used in the 2012 PEA (P80 120 µm) can be used with a minor impact on average copper recovery.  This has significantly improved the process operating costs by lowering power requirements, as well as decreasing the consumption of grinding media and liners in the ball mill.  Further reduction in operating costs has also been achieved through simplification of the reagent scheme.

Table 4. Locked Cycle Test Results from the 2015 SGS Metallurgical Program.

Test #	LCT-1	LCT-2	LCT-3	LCT-4
Conditions
Feed Composite	Cpy	Py	Cpy	Bn
Target 1° Grind P80, µm	170	170	155	155
Target 2° Grind P80, µm	25	25	25	25
Rougher Scavenger	no	no	yes	yes
Final Concentrate
Copper Grade, %	28.0	26.9	27.4	31.5
Copper Recovery, %	90.9	84.2	92.2	91.3
Molybdenum Grade, %	0.28	0.20	0.27	0.58
Molybdenum Recovery, %	58.1	39.2	63.0	75.0
Gold Grade, g/t	1.47	0.95	1.28	3.03
Gold Recovery, %	41.3	44.0	49.7	66.4
Silver Grade, g/t	36.5	22.9	31.6	65.0
Silver Recovery, %	69.6	32.5	50.6	64.2
(Feed Composites: Cpy=Chalcopyrite; Py=Pyrite-Chalcopyrite, Bn=Bornite-Chalcopyrite)

In addition, grindability work has confirmed that the feed material is of moderate hardness, with average Bond Rod Work Index and Bond Ball Work Index values of 15.6 kWh/t and 15.5 kWh/t, respectively.

Metallurgical Projection

Locked cycle flotation testing has demonstrated that a simple flotation flow sheet with moderate grinds, three stages of cleaning, and low reagent additions is able to generate a saleable copper concentrate, with no penalty elements identified.

The proposed flowsheet for the processing plant consists of a conventional SAG/Ball milling circuit to generate a flotation feed product P80 of approximately 155µm. The flotation circuit would produce separate copper and molybdenum concentrate products for dewatering and shipment to third party smelters. LOM average mill feed would consist primarily of material from the chalcopyrite (46%) and bornite (41%) domains, with a lesser amount from the pyrite zone (13%). Table 5 presents a summary of the metallurgical projection for the Ann Mason deposit. Grades and recoveries are based on the results of the locked-cycle flotation tests from the 2011 Metcon and 2015 SGS testwork programs.

Table 5. Projected Grades and Recoveries for the Copper and Molybdenum Concentrates.

Product	Grade				Recovery (%)
	Cu %	Mo %	Au g/t	Ag g/t	Cu	Mo	Au	Ag
Copper Concentrate	30.0	0.1	1.65	36.0	92.0	17.1	57.0	55.0
Molybdenum Concentrate	2.5	50.0	0.6	15.0	0.1	50.0	0.2	0.2

The potential for producing a separate molybdenum concentrate is currently being investigated at SGS, and larger scale testing is required in order to generate accurate grade and recovery estimates, as a consequence of the low sample head grade.  An estimated molybdenum recovery of 50% is used in the 2015 PEA and is based on early-stage separation testwork carried out in 2012. In addition, payable by-product levels of gold and silver have also been identified in the copper concentrate, similar to the 2012 PEA.

CAPITAL COSTS

The pre-production capital cost estimate includes the open pit mine capital expenditures, capitalized pre-production stripping, a 120,000 tpd processing plant, infrastructure (including a tailings facility, power improvements, water and roads), environmental costs, owner’s and indirect costs and contingency.  The open pit mine equipment is assumed leased; therefore, only the down-payment portion is considered in the mine capital costs.  The lease cost occurring within the pre-production period is also capitalized.

Sustaining capital cost includes the down payment portion of LOM mine equipment replacement, tailings expansions, infrastructure upgrades and reclamation costs.

Development capital costs for the 2015 PEA show a slight increase (5.5%) over the 2012 PEA capital ($1,351 million versus $1,283 million).  This is attributed to the increase from 100,000 to 120,000 tpd throughput, but offset by leasing of key mine equipment.  Capital costs over the life of mine have now been reduced by 16.8%, compared to the 2012 PEA ($1,542 million versus $1,845 million).  This again is primarily attributed to leasing of the mine equipment.

Initial capital and sustaining capital costs for the 2015 PEA, summarized below in Table 6, were estimated using current (Q2 2015) data and pricing .

Table 6. Summary of Ann Mason 2015 PEA capital cost estimates.

	Capital Cost ($ Millions)
Category	Pre-Production and Year 1 Capital	Sustaining Capital (Years 2-21)	Total Capital
Open Pit	450.6	88.7	539.3
Processing	452.2	4.5	456.7
Infrastructure	180.7	24.5	205.1
Environmental	2.1	68.5	70.6
Owner’s and Indirect Costs	162.7	1.6	164.3
Contingency	102.8	3.2	106.0
Total	1,351.0	191.0	1,542.0

Note:  Total reported values in table are rounded.

OPERATING COSTS

Total Years 1-21 operating costs for the Project are estimated to be $9.92/tonne of mill feed on a pre-tax basis (post-tax $11.34/tonne).  Mining costs were estimated as $1.50/tonne mined, inclusive of equipment lease payments.  LOM copper pre-tax cash costs are $1.72/lb on a copper only basis (post-tax $1.96/lb), or $1.49/lb net of by-product (molybdenum, gold and silver) credits (post-tax $1.74/lb).  LOM AISC are $1.79/lb on a copper only basis (post-tax $2.04/lb), or $1.57/lb net of by-product (molybdenum, gold and silver) credits (post-tax $1.81/lb).  Table 7 below shows a breakdown of the operating cost categories for Years 1-21 on an average cost per tonne of mill feed basis.

Table 7. Summary of Ann Mason 2015 PEA operating cost estimates.

	Operating Costs (Year 1 – 21)
Category	$/tonne Mined	$/tonne Mill Feed	$/tonne Cu Concentrate
Mining (mill feed and waste)	1.50	4.13	455
Processing	---	4.59	506
G&A	---	0.26	29
Subtotal On-Site Costs	---	8.98	990
Transportation, Port Costs, Shipping	---	0.87	96
Royalties	---	0.07	7
Total Pre-Tax Operating Cost	---	9.92	1,093
Taxes	---	1.42	157
Total Post-Tax Operating Cost	---	11.34	1,250

ENVIRONMENTAL

Over the past several years, Entrée has continually focussed on advancing environmental studies and permitting for Ann Mason.  Baseline environmental studies, including Biology (vegetation and wildlife), Cultural Resources, and Waters of the United States & Wetland Delineation, have been completed on approximately 4,063 hectares (10,040 acres) of the Project area.  Reports on the survey results have been submitted to the Bureau of Land Management (“BLM”) and the US Army Corps of Engineers for review.  No significant obstacles to the development of Ann Mason were identified in any of the baseline environmental studies completed to date.

PERMITTING

Permits required for the development of Ann Mason include an approved Mining Plan of Operations from the BLM, Water Pollution Control and Reclamation Permits from the Nevada Bureau of Mining Regulation and Reclamation, an Air Quality Permit from the Nevada Bureau of Air Pollution Control and Conditional Use/Special Use Permits from Lyon and Douglas Counties.

Results of the baseline environmental studies will form part of an Environmental Impact Study (“EIS”) of the Project, as required by the National Environmental Policy Act (“NEPA”).  Once Entrée completes a Pre-Feasibility Study of the Ann Mason Project and submits its Mining Plan of Operations to the BLM for approval, an EIS will be required as part of the approval process. The BLM will be the lead agency under NEPA rules, and will only issue a final EIS after considering comments from the public and other agencies including the U.S. Environmental Protection Agency.

ANN MASON NEAR-TERM DEVELOPMENT AND EXPLORATION PLANS

With the release of a positive updated PEA study, Entrée has now completed several of the longer lead time items required to advance to a Pre-Feasibility level on the Project.  Future work should include a small amount of additional drilling to convert the remaining Inferred blocks within the Phase 5 pit to Measured and Indicated resources and to potentially extend mineralization within the current pit design to further reduce the strip ratio.  The main additional studies required prior to Pre-Feasibility include:

•	Geotechnical, condemnation, water monitoring and exploration drilling.

•	Environmental studies (socio-economic, air quality, acid rock drainage, hydrogeological).

•	Engineering studies (mining, process, geotechnical, infrastructure, tailings, reclamation, operating and capital cost estimation, etc.).

Several other high-priority targets on the Ann Mason Project property require further exploration.  These include the Blue Hill, Roulette, and Blackjack (induced polarization (“IP”) and copper-oxide) targets and the Minnesota copper skarn target.  In the Blackjack area, IP and surface copper oxide exploration targets have been identified for drill testing.  The Minnesota skarn target requires further drilling to test deeper IP and magnetic anomalies.

On the near-surface Blue Hill oxide target (1.5 kilometres northwest of the Ann Mason deposit), copper oxide mineralization extends from surface to a maximum depth of 185 metres (average approximately 125 metres), over an area of 800 by 500 metres and remains open to the northwest and southeast. Inferred mineral resources were previously reported in October 2012 (refer to Entrée press release “Entrée Gold Reports First Resource Estimate for the Blue Hill Copper Deposit, Nevada” dated October 29, 2012) and include:

•	Combined oxide and mixed domain: 72.13 Mt averaging 0.17% copper (0.10% copper cut-off).

•	Sulphide domain: 49.86 Mt averaging 0.23% copper at a base case 0.15% copper cut-off.

Drilling of the underlying sulphide target remains sparse, but has identified a target more than one kilometre in width which remains open in most directions with potential for expansion.  Blue Hill has not been incorporated into the current PEA study, however, through additional drilling there is potential for the Blue Hill oxide copper project to be incorporated into the overall mine plan.

2015 PEA PREPARATION AND QUALIFIED PERSONS

The 2015 PEA was completed independently by AGP Mining Consultants Inc., Toronto and Amec Foster Wheeler, Vancouver.  The information in this news release that relates to the mining and metallurgy portions of the 2015 PEA was prepared by: Jay Melnyk, P.Eng. and Lyn Jones, P.Eng., both from AGP Mining Consultants.   The information in this news release that relates to the geology and mineral resource estimation portions of the PEA was prepared by: Greg Kulla, P.Geo and Peter Oshust P.Geo, both from Amec Foster Wheeler.

Robert Cinits, P.Geo., Vice-President Corporate Development with Entrée, a Qualified Person as defined by NI 43-101, approved the technical information in this news release.

A technical report supporting the 2015 PEA and updated mineral resource estimate will be filed on SEDAR within 45 days.

Non-U.S. GAAP Performance Measurement

"Cash Costs" and all-in sustaining cost (or “AISC”) are non-U.S. GAAP Performance Measurements.  These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America.  These performance measurements do not have a meaning within U.S. GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.  These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with U.S. GAAP.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Nevada and Mongolia.  Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Additionally, as a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral resources; the realization of mineral resource estimates; anticipated future production, capital and operating costs; cash flows and mine life; potential size of a mineralized zone; potential expansion of mineralization; potential reduction of strip ratio; completion of a Pre-Feasibility study on the Project; potential development of the Ann Mason Project; potential to incorporate the Blue Hill deposit into the mine plan; potential types of mining operations; permitting timelines; government regulation of exploration and mining operations; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; anticipated business activities; corporate strategies; requirements for additional capital; uses of funds; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, molybdenum and silver will remain relatively stable; the effects of general economic conditions, changing foreign exchange rates and actions by government authorities; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulation and government practices, including laws, regulation and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as skilled labour, transportation, power, water, and appropriate smelting and refining arrangements; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.

In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk; risks associated with changes in the attitudes of the governments to foreign investment; discrepancies between actual and anticipated production, costs, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2014, dated March 30, 2015 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements and information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements and information, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements and information.